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Exhibit 12.1

SPECTRUM BANCORPORATION, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended June 30, 2002	Year Ended June 30, 2001	Year Ended June 30, 2000	Year Ended June 30, 1999	Year Ended June 30, 1998
Income before income taxes and minority interest in net income of subsidiaries	21,246	14,862	13,988	12,639	10,531
Add:
Interest expense, including interest on deposits	60,181	51,825	31,515	25,548	24,273

Income as adjusted	81,427	66,687	45,503	38,187	34,804

Preferred dividend requirements	900	152	152	152	152
Ratio of income before provision for income taxes to income before minority interest	153%	150%	147%	148%	143%

Preferred dividend factor on pretax basis	1,380	227	223	225	218
Fixed charges interest expense, including interest on deposits	60,181	51,825	31,515	25,548	24,273

Fixed charges and preferred dividends	61,561	52,052	31,738	25,773	24,491

Ratio on earnings to fixed charges and preferred dividends, including interest on deposits	1.32x	1.28x	1.43x	1.48x	1.42x

Income before income taxes and minority interest in net income of subsidiaries	21,246	14,862	13,988	12,639	10,531
Add:
Interest expense, excluding interest on deposits	13,561	9,520	5,699	3,544	3,694

Income as adjusted	34,807	24,382	19,687	16,183	14,225

Preferred dividend requirements	900	152	152	152	152
Ratio of income before provision for income taxes to income before minority interest	153%	150%	147%	148%	143%

Preferred dividend factor on pretax basis	1,380	227	233	225	218
Fixed charges
Interest expense, excluding interest on deposits	13,561	9,520	5,699	3,544	3,694

Fixed charges and preferred dividends	14,941	9,747	5,922	3,769	3,912
Ratio on earnings to fixed charges and preferred dividends, excluding interest on deposits	2.33x	2.50x	3.32x	4.29x	3.64x

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  Exhibit 12.1
SPECTRUM BANCORPORATION, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS